Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
People’s Republic of China 519060

February 14, 2011

Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D. C. 20549

Re:	Universal Solar Technology, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed January 31, 2011
File No. 333-150768

Dear Mr. O’Brien:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Universal Solar Technology, Inc. (the “Company”) dated February 3, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A for the year ended December 31, 2009

Management’s Discussion and Analysis, page 33

Liquidity and Capital Resources, page 34

Staff Comment 1.   We have read your response and revision to comment 2 in our letter dated January 12, 2011.  We note you have not included herein the $3.3 million spent during the year ended December 31, 2009 to acquire property and equipment relating to the construction of NUST’s manufacturing facilities.  Please revise future filings to disclose the costs incurred to date and during the reporting period, as applicable.

Response:   We will include in our future filings the costs incurred to date and during the reporting period, as applicable, with respect to the construction of NUST’s manufacturing facilities.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
February 14, 2011

Schedule I – Condensed Parent Only Financial Statements, page S-1

Staff Comment 2.   We have read your response to comment 5 in our letter dated January 12, 2011.  Given the accumulated losses of your subsidiaries of approximately $651,500, please explain to us your consideration of ASC Topic 323-10-35-19 through 323-10-35-21 regarding the propriety of continuing to apply the equity method.  Please explain to us your consideration of ASC Topic 323-10-35-31 through 323-10-35-32 in determining whether an other than temporary impairment has occurred in the value of your investment.

Response:   At the end of fiscal 2009 we completed the development of our prototype product and began receiving orders. Prior to the completion of our prototype product we had very limited operations most of which were related to the development of our product and completion of our manufacturing facility.  Given that beginning in 2010 the development of the product was complete and that the Company would be generating revenue, we applied ASC Topic 323-10-35-21 and determined that the imminent return to profitable operations by the investee appeared to be assured.  We used the same rationale in applying ASC Topics 323-10-31-31 through 323-10-35-32 to determine that “an other than temporary impairment” has not occurred in the value of the investment in the investee.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or AlisandeRozynko, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Wensheng Chen
Wensheng Chen
Chief Executive Officer

Enclosures
CC:	AlisandeRozynko
The Crone Law Group